EXHIBIT 99.19

Media Release

Rio Tinto boosts 2025 Australian supplier spend to record A$19.7 billion
27 March 2026

MELBOURNE, Australia--(BUSINESS WIRE)-- Rio Tinto spent a record A$19.7 billion with more than 6,000 Australian suppliers in 2025.
This represents a A$2 billion increase on the previous year, supporting jobs and businesses across Australia.
About A$1.5 billion was spent with local suppliers in the regions where the company operates, supporting local jobs and local communities.
A record A$1.1 billion was spent with Indigenous businesses, including A$820 million with Traditional Owner businesses.
In addition, Rio Tinto paid A$9.5 billion in taxes and royalties in 2025 in Australia.
Rio Tinto Iron Ore Chief Executive and Australia Country Head Matthew Holcz said: "Our suppliers are fundamental to our operations. We are proud to acknowledge the vital role these Australian businesses play in creating jobs, strengthening local economies and supporting our business.
"We have expanded our spend with our Australian suppliers to A$19.7 billion in 2025 - that's an extra A$2 billion spent with businesses across the nation compared with the previous year. This reflects the outstanding work our supplier partners do every day, and it means more value flowing to local and regional economies.
"Stronger local supply chains build stronger communities, and in turn, a stronger nation. We deeply value the commitment and dedication of our Australian suppliers.”

View source version on businesswire.com: https://www.businesswire.com/news/home/20260326533039/en/

Media Release

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